UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

POINT Biopharma Global Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

730541 109
(CUSIP Number)

Allan C. Silber
c/o POINT Biopharma Global Inc.
22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada

(833) 544-2637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 730541 109

(1)	Names of reporting persons Allan C. Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,316,184 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,316,184 shares of Common Stock
	(10)	Shared dispositive power 0
(11)

Aggregate amount beneficially owned by each reporting person

9,316,184 shares of Common Stock, composed of 71,744 shares of Common Stock directly owned by Anglian Holdings, LLC, a limited liability company solely owned by Mr. Silber, 4,035,655 shares of Common Stock directly owned by Silber Holdings, Inc., a corporation controlled by Mr. Silber, 538,087 shares of Common Stock held in a trust for which Mr. Silber serves as trustee, 313,884 shares of Common Stock owned by Mr. Silber’s spouse, 4,268,605 shares of Common Stock directly owned by Mr. Silber through a personal holding company and 88,209 shares of Common Stock that may be acquired by Mr. Silber upon the exercise of stock options within 60 days of October 2, 2023.

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.8%*
(14)	Type of reporting person (see instructions) IN

* Based upon 105,765,954 shares of Common Stock outstanding as of August 9, 2023, as disclosed in POINT Biopharma Global Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), issued by POINT Biopharma Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 4850 West 78th Street, Indianapolis, IN 46268. This Amendment amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on November 22, 2022 (the “Schedule 13D”) as specifically set forth herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

On October 2, 2023, Eli Lilly and Company, an Indiana corporation (“Parent”), Yosemite Falls Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share, at a price of $12.50 per share, net to the seller in cash, without interest, subject to applicable withholding taxes and on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2023 and is incorporated herein by reference.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, the Reporting Person and certain of his affiliates, solely in their capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. The Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder in the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed as Exhibit 4 to this 13D/A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Person beneficially owns 8.8% of the Company’s Common Stock, or 9,316,184 shares of Common Stock, composed of 71,744 shares of Common Stock directly owned by Anglian Holdings, LLC, a limited liability company solely owned by the Reporting Person, 4,035,655 shares of Common Stock directly owned by Silber Holdings, Inc., a corporation controlled by the Reporting Person, 538,087 shares of Common Stock held in a trust for which the Reporting Person serves as trustee, 313,884 shares of Common Stock owned by the Reporting Person’s spouse, 4,268,605 shares of Common Stock directly owned by the Reporting Person through a personal holding company and 88,209 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of the stock options within 60 days of October 2, 2023.

(b)	The Reporting Person beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 9,316,184 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 9,316,184 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

(c)	The following transactions in the Company’s Common Stock by the Reporting Person have occurred in the past sixty days:

None.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Merger Agreement and the Support Agreement set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4	Tender and Support Agreement, dated as of October 2, 2023, by and among Eli Lilly and Company, Yosemite Falls Acquisition Corporation and Allan Charles Silber (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on October 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2023

/s/ Allan C. Silber
Allan C. Silber